UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Clean Energy Fuels Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

184499101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184499101	Page 2 of 6

1	Names of reporting persons Temasek Holdings (Private) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
6

Shared voting power

Approximately 5.1%* of the Issuer’s outstanding common stock comprising the following securities:**

    i)     425,000 shares or approximately 0.5%* of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes (as defined below) are converted); and

    ii)    US$65,000,000 of principal amount of 2016 Convertible Notes, which may be converted into not more than 4,333,333 shares or approximately 4.6%* of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes are converted).

	7	Sole dispositive power 0
8

Shared dispositive power

Approximately 5.1%* of the Issuer’s outstanding common stock comprising the following securities:**

    i)     425,000 shares or approximately 0.5%* of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes are converted); and

    ii)    US$65,000,000 of principal amount of 2016 Convertible Notes, which may be converted into not more than 4,333,333 shares or approximately 4.6%* of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes are converted).

9

Aggregate amount beneficially owned by each reporting person

Approximately 5.1%* of the Issuer’s outstanding common stock comprising the following securities:**

    i)     425,000 shares or approximately 0.5%* of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes are converted); and

    ii)    US$65,000,000 of principal amount of 2016 Convertible Notes, which may be converted into not more than 4,333,333 shares or approximately 4.6%* of the Issuer’s outstanding common stock (assuming all 2016 Convertible Notes are converted).

10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) Approximately 5.1%*
12	Type of reporting person (see instructions) HC

*	Based on the 89,358,397 Ordinary Shares reported as outstanding by Clean Energy Fuels Corp. as of October 31, 2013 in its most recent quarterly financial results reported on Form 10-Q for the quarter ended September 30, 2013 and filed with the Securities and Exchange Commission (“SEC”) on November 7, 2013.
**	See Item 4 of this Schedule.

Item 1(a).	Name of Issuer:

The name of the issuer is Clean Energy Fuels Corp. (“Clean Energy”), a corporation incorporated under the laws of the State of Delaware.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4675 MacArthur Court, Suite 800, Newport Beach, California 92660

Item 2(a).	Name of Person Filing:

Temasek Holdings (Private) Limited (“Temasek Holdings”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Temasek Holdings is 60B Orchard Road, #06-18, The Atrium@Orchard, Singapore 238891.

Item 2(c).	Citizenship:

Temasek Holdings is a corporation organized under the laws of the Republic of Singapore.

Item 2(d).	Title of Class of Securities:

This report relates to the common stock of Clean Energy (the “Ordinary Shares”).

Item 2(e).	CUSIP Number:

The CUSIP number of the Ordinary Shares is 184499101.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Temasek Holdings is deemed to beneficially own an aggregate of (i) 425,000 Ordinary Shares and (ii) US$65,000,000 of principal amount of 7.5% convertible notes due 2016 (the “2016 Convertible Notes”), which may be converted into not more than 4,333,333 Ordinary Shares (assuming all of the 2016 Convertible Notes are converted). The 2016 Convertible Notes may be converted into Ordinary Shares at a conversion price of US$15 per Ordinary Share.

Springleaf Investments Pte. Ltd. (“Springleaf”) directly owns US$41,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 2,733,333 Ordinary Shares (assuming all of the 2016 Convertible Notes directly owned by Springleaf are converted). Springleaf is directly, wholly owned by Anderson Investments Pte. Ltd (“Anderson”), which in turn is directly, wholly owned by Thomson Capital Pte. Ltd. (“Thomson”), which in turn is directly, wholly owned by Tembusu Capital Pte. Ltd. (“Tembusu”). Therefore, each of Anderson, Thomson and Tembusu is deemed to beneficially own US$41,000,000 of principal amount of the 2016 Convertible Notes directly owned by Springleaf.

Baytree Investments (Mauritius) Pte Ltd (“Baytree”) directly owns US$24,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 1,600,000 Ordinary Shares (assuming all of the 2016 Convertible Notes directly owned by Baytree are converted), and 425,000 Ordinary Shares. Baytree is directly, wholly owned by Dunearn Investments (Mauritius) Pte. Ltd. (“Dunearn”), which in turn is directly, wholly owned by Seletar Investments Pte. Ltd. (“Seletar”), which in turn is directly, wholly owned by Temasek Capital (Private) Limited (“Temasek Capital”). Therefore, each of Dunearn, Seletar and Temasek Capital is deemed to beneficially own US$24,000,000 of principal amount of the 2016 Convertible Notes and 425,000 Ordinary Shares directly owned by Baytree.

Each of Tembusu and Temasek Capital is directly, wholly owned by Temasek Holdings. Therefore, Temasek Holdings is deemed to beneficially own the aggregate of US$65,000,000 of principal amount of the 2016 Convertible Notes, which may be converted into not more than 4,333,333 Ordinary Shares (assuming all of the 2016 Convertible Notes are converted) directly owned by Springleaf and Baytree, and 425,000 Ordinary Shares directly owned by Baytree. None of Tembusu, Thomson, Anderson or Springleaf directly or indirectly owns the 2016 Convertible Notes or Ordinary Shares directly owned by Baytree. Each of Tembusu, Thomson, Anderson and Springleaf expressly disclaims beneficial ownership of the 2016 Convertible Notes and Ordinary Shares directly owned by Baytree.

None of Temasek Capital, Seletar, Dunearn or Baytree directly or indirectly owns the 2016 Convertible Notes directly owned by Springleaf. Each of Temasek Capital, Seletar, Dunearn and Baytree expressly disclaims beneficial ownership of the 2016 Convertible Notes directly owned by Springleaf.

All percentage calculations in this schedule are based on the 89,358,397 Ordinary Shares reported as outstanding by Clean Energy as of October 31, 2013 in its most recent quarterly financial results reported on Form 10-Q for the quarter ended September 30, 2013 and filed with the SEC on November 7, 2013.

(b)	Percent of class:

Temasek Holdings: Approximately 5.1%

The 2016 Convertible Notes that are deemed to be beneficially owned by Temasek Holdings may be converted into not more than approximately 4.6% of the Ordinary Shares outstanding (assuming all of the 2016 Convertible Notes are converted). The Ordinary Shares that are deemed to be beneficially owned by Temasek Holdings represent approximately 0.5% of the Ordinary Shares outstanding (assuming all of the 2016 Convertible Notes are converted).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

Temasek Holdings is deemed to beneficially own an aggregate of (i) 425,000 Ordinary Shares and (ii) US$65,000,000 of principal amount of 2016 Convertible Notes, which may be converted into not more than 4,333,333 Ordinary Shares (assuming all of the 2016 Convertible Notes are converted).

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

Temasek Holdings is deemed to beneficially own an aggregate of (i) 425,000 Ordinary Shares and (ii) US$65,000,000 of principal amount of 2016 Convertible Notes, which may be converted into not more than 4,333,333 Ordinary Shares (assuming all of the 2016 Convertible Notes are converted).

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2014	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Choo Soo Shen Christina
		Name:	Choo Soo Shen Christina
		Title :	Authorized Signatory